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                        UNITED STATES                   -----------------------
             SECURITIES AND EXCHANGE COMMISSION              OMB APPROVAL
                   Washington, D.C.  20549              -----------------------
                                                        OMB NUMBER: 3235-0058
                         FORM 12b-25                    EXPIRES:  JUNE 30, 1994
                                                        Estimated average burden
                 NOTIFICATION OF LATE FILING            hours per response..2.50
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                                                              SEC FILE NUMBER
                                                                 33-0773-A
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                                                        ------------------------
                                                               CUSIP NUMBER
                                                                35728C 10 0
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(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:           September 30, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION
                            Fremont Gold Corporation
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Full Name of Registrant


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Former Name if Applicable

                         777 Hornby Street, Suite 2000
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Address of Principal Executive Office (Street and Number)

                         Vancouver, B.C. Canada V6Z 1S4
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


                                                (ATTACH EXTRA SHEETS IF NEEDED)
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                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Edward M. Topham                           602              264-0018
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Fremont Gold Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 1996              By: /s/ Edward M. Topham
     ---------------------------         -------------------------------------
                                         Chief Financial Officer, Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

INTENTIONAL MISSTATEMENTS OF OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1.      This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
        General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
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                            FREMONT GOLD CORPORATION

                                 ATTACHMENT TO
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                       FOR QUARTERLY REPORT ON FORM 10-Q
                    FOR THE PERIOD ENDING September 30, 1996


CUSIP NO:       Common Stock    35728C 10 0

PART III -- NARRATIVE

        The last day for the Company to timely file its Form 10-Q for the quarter ended September 30, 1996 (the "Form 10-Q"), without filing a Form 12b-25, was November 14, 1996.

        On July 31, 1996, by means of a share exchange, the Company acquired Flagship Holding Ltd., a Barbados corporation ("FHL"). The primary reason for this acquisition was to acquire FHL's 99% subsidiary, Inversiones Mineras Ayl S.A., a Chilean corporation ("IMSA"). IMSA owns mineral exploration properties located in Chile and is the Company's primary operating subsidiary. Because of the timing of this acquisition, the Form 10-Q will be the first periodic report containing IMSA's financial results in the Company's consolidated financial statements. Because of difficulties in translating and integrating IMSA's financial information, the Company has been unavoidably delayed in filing the Form 10-Q.

        The Company believes that all accounting translations will be finalized prior to November 19, 1996 and the Company will file its Form 10-Q with the Securities and Exchange Commission no later than November 19, 1996, as determined by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.


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                            FREMONT GOLD CORPORATION

                                 ATTACHMENT TO
                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING
                       FOR QUARTERLY REPORT ON FORM 10-Q
                    FOR THE PERIOD ENDING September 30, 1996


CUSIPNO:        Common Stock  35728C 10 0

PART IV - OTHER INFORMATION

        It is anticipated that significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

        During the corresponding period of the last fiscal year the Company was inactive and incurred insignificant operating expenses. In addition, the Company had insignificant assets and liabilities reflected on its balance sheet as of September 30, 1995.

        During this reporting period the Company completed the acquisition of Flagship Holding Ltd., a Barbados corporation ("FHL"). The primary reason for this acquisition was to acquire FHL's 99% subsidiary, Inversiones Mineras Ayl S.A., a Chilean corporation ("IMSA").

        During this reporting period the Company implemented its business plan and engaged in the acquisition, exploration and development of mineral properties, primarily gold and copper properties located in Latin America. The Company incurred approximately $160,000 in operating expenses. At September 30, 1996, the Company had assets of approximately $1,167,000 primarily comprised of $752,000 in cash and $387,000 in investments in mineral properties. At September 30, 1996, the Company had $1,100,000 in current liabilities, primarily comprised of $740,000 principal amount of Series A Senior Convertible Notes and $323,000 amounts due to related parties. In addition, the Company completed placements of its Common Stock in consideration of $340,000.